EXHIBIT 5.1

July 27, 2005

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Ladies and Gentlemen:

I am a corporate counsel to Oracle Corporation (the “Company”), and I offer this opinion in connection with the Registration Statement on Form S-8 (the “Registration Statement”) to be filed with the Securities and Exchange Commission on or about July 27, 2005 in connection with the registration under the Securities Act of 1933, as amended, of 2,501,534 shares (the “Shares”) of the Company’s Common Stock, $.01 par value (the “Common Stock”), subject to issuance by the Company upon exercise of options granted under the ProfitLogic, Inc. Second Amended and Restated 1999 Stock Incentive Plan, as amended (the “Plan”), and assumed by the Company pursuant to the terms of the Amended and Restated Agreement and Plan of Merger, dated as of July 12, 2005, among the Company, Oracle Acquisition IV Corporation, a Delaware corporation and wholly-owned subsidiary of the Company, ProfitLogic, Inc., a Delaware corporation, and certain other parties thereto.

I have examined such documents and such matters of fact and law as I have deemed necessary to examine relating to the issuance of the Shares. It is my opinion that the Shares, when delivered pursuant to the terms of the Plan, will be validly issued, fully paid and nonassessable.

I consent to the use of this opinion as an exhibit to the Registration Statement and further consent to all references to myself in the Registration Statement and any amendments thereto.

This opinion is solely for your benefit and may not be relied upon by any other person without my prior written consent.

Sincerely,

/s/ Brady Mickelsen
Brady Mickelsen
Corporate Counsel